
Manually
Executed



07069356



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 1-15062

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN
290 Harbor Drive
Stamford, Connecticut 06902

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

PROCESSED
JUL 0 3 2007
THOMSON
FINANCIAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TWC Savings Plan

Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.*

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Charlotte, North Carolina
June 26, 2007

4

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2006	**2005**
	(In Thousands)	
Investment in Time Warner Defined Contribution Plans		
Master Trust, at fair value *(Notes 1 and 3)*	**$ 1,054,553**	$ 758,729
Contributions receivable:		
Employer	**1,045**	766
Participants	**1,772**	1,312
Loans to participants	**41,707**	28,367
Other assets	**72**	57
Net assets available for benefits, at fair value	**1,099,149**	789,231
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	**1,120**	897
Net assets available for benefits	**$ 1,100,269**	$ 790,128

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2006	**2005**
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 790,128**	$715,307
Changes in net assets		
Net investment gain from Time Warner Defined		
Contribution Plans Master Trust *(Notes 1 and 3)*	**135,295**	15,425
Contributions:		
Employer, net of forfeitures	**48,158**	39,444
Participant, including rollovers *(Note 1)*	**195,016**	72,427
Interest income	**2,122**	1,419
Participants withdrawals	**(69,106)**	(52,274)
Administrative expenses	**(1,344)**	(1,544)
Other	**-**	(76)
Net change	**310,141**	74,821
Net assets available for benefits at end of year	**$1,100,269**	$790,128

See accompanying notes.

TWC Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner Cable Inc. ("TWCI") and certain of its subsidiaries and affiliates (collectively, the "Employing Companies" or "TWC"). Generally, employees eligible to participate in the Plan are non-union and certain union employees with a minimum of three continuous months of employment. Participants in the Plan begin to receive Employing Company matching contributions ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. Participant contributions, Matching Contributions and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

One of these Investment Funds is a fund (the "Time Warner Inc. Stock Fund") investing principally in common stock of Time Warner Inc., TWCI's parent company ("Time Warner"). Beginning in the third quarter of 2005, Time Warner started paying a regular quarterly cash dividend of $0.05 per share of Time Warner common stock. On July 27, 2006, Time Warner announced that its board of directors approved management's recommendation to increase the company's regular quarterly cash dividend on its common stock by 10%, from $0.05 per share to $0.055 per share, effective in the third quarter of 2006. The dividend is paid on the shares of Time Warner common stock held, as of the record date, in the Time Warner Inc. Stock Fund, maintained in the Master Trust. The cash dividend on these shares is added to the assets of the Time Warner Inc. Stock Fund and is reflected in the net asset value of Plan participants' units in the Time Warner Inc. Stock Fund and recorded as investment income.

7

1. Description of the Plan (continued)

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (including overtime, shift differentials and commissions, excluding bonuses and incentive compensation), up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code").

Matching Contributions equal 66.67% of up to the first 10% of a participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions").

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers, and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

Matching Contributions and Earnings Thereon	
Years or Periods of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2006 and 2005 were approximately $1,080,000 and $797,000, respectively.

TWC Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period up to five years or, if for the purchase of a primary residence, 10 years. Interest rates are fixed at the time of the loan at the prime rate plus 1%. The Plan was recently notified by the trustee that certain loans made to participants were initiated at interest rates other than the prime rate plus 1%. The trustee has commenced a process to address this matter. The Administrative Committee does not believe that the resolution of this matter will have a material effect on the financial statements of the Plan. Interest rates ranged from 4.25% to 11.00% and from 4.75% to 11.00% at December 31, 2006 and 2005, respectively.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash except for the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

TWCI reserves the right to discontinue its contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWCI. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On July 31, 2006, Time Warner NY Cable LLC ("TW NY"), a subsidiary of TWCI, and Comcast Corporation (together with its subsidiaries, "Comcast") completed their respective acquisitions of assets comprising in the aggregate substantially all the cable assets of Adelphia Communications Corporation ("Adelphia") (the "Adelphia Acquisition"). Additionally, on July 31, 2006, immediately before the closing of the Adelphia Acquisition, Comcast's interests in TWCI and Time Warner Entertainment Company, L.P. ("TWE") were redeemed (the "Redemptions"). Following the

6

1. Description of the Plan (continued)

Redemptions and the Adelphia Acquisition, on July 31, 2006, TW NY and Comcast swapped certain cable systems, most of which were acquired from Adelphia, in order to enhance TWC's and Comcast's respective geographic clusters of subscribers (the "Exchange" and, together with the Adelphia Acquisition and the Redemptions, the "Transactions"). As a result, the employees of Comcast and Adelphia whose employment was transferred to TWC became eligible to participate in the Plan effective August 1, 2006. Their prior service with Adelphia or Comcast, as applicable, was credited toward eligibility and vesting under the Plan. In addition, these employees were given the opportunity to rollover into the Plan their vested account balances, as applicable, in the Adelphia Communications Corporation 401(k) Plan (the "Adelphia Plan") and the Comcast Corporation Retirement-Investment Plan (the "Comcast Plan"), along with outstanding loan balances in good standing in such plans. As a result, account balances from the Adelphia Plan and the Comcast Plan having an aggregate value of approximately $67 million and $27 million, respectively, including loan balances of approximately $5 million and $3 million, respectively, were transferred into the Plan during the period from August 31, 2006 through December 31, 2006. The employees of TWC who either terminated employment or were transferred to Comcast as a result of the Transactions were treated as terminated employees under the terms of the Plan. Although their account balances in the Plan were not automatically transferred out of the Plan as part of the Transactions, Comcast offered these employees the opportunity to rollover their vested account balances into the Comcast Plan. As a result, account balances having an aggregate value of approximately $9 million were transferred out of the Plan and into the Comcast Plan during 2006 in connection with the Transactions.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged to the plan as permitted under ERISA, for example, fees for auditing, custodial, investment advice, investment management, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWC.

10

TWC Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2005 amounts have been reclassified to conform to the current year presentation due to changes in the reporting of benefit-responsive investment contracts and a reclassification of participant loan activity.

3. Investments

The assets of the Plan are primarily held in the Master Trust, a trust maintained for a collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates.

On February 8, 2005, the Investment Committee for the Plan approved a new set of Investment Funds under the Master Trust, applicable to all of the participating plans therein, including the Plan. The new Investment Funds became effective in September 2005 and consist of four asset allocation funds, nine core actively managed funds (four of which were included in the prior set of funds: Time Warner Inc. Stock Fund, Capital Preservation Fund, Dodge & Cox Stock Fund and an Aggressive Growth Equity Fund managed by Fidelity through June 2006 and by Marsico Capital Management, LLC since then), four core index funds and a mutual fund window (a self-directed brokerage account) that replaced the mutual funds that had been available as Investment Funds. Some of these Investment Funds are managed as separate accounts. The underlying investments held in these separate accounts are included in the Statements of Net Assets Available for Benefits.

Prior to September 2005, the Investment Funds under the Master Trust included certain mutual funds and eleven core investment funds maintained by Fidelity, including several equity funds, a balanced fund, a stable value fund, a money market fund, the Time Warner Inc. Stock Fund and a growth and income mutual fund.

The beneficial interests of the Plan in the Master Trust at December 31, 2006 and 2005, used to allocate investment income/loss, gains and losses and certain expenses to the Plan, were 20.38 % and 17.31%, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated

3. Investments (continued)

with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan and Master Trust have adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, as amended by the FSP, requires fully benefit-responsive investment contracts to be reported at fair value in the Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statements of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in Fidelity commingled trust funds are valued at unit values as reported by Fidelity and its affiliates, and investments in non-Fidelity commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The Capital Preservation Fund includes benefit-responsive synthetic investment contracts

12

3. Investments (continued)

that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits, as provided in the FSP. The fair value of these synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a wrapper) which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was $658.6 million and $645.8 million as of December 31, 2006 and 2005, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

The Capital Preservation Fund and the wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include but are not limited to:

- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

13

TWC Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

A wrapper issuer may terminate a wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrapper contract in place through another wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate.

The synthetic investment contracts as of December 31, 2006 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
AIG Financial Products	AA	$ 164,646,822	$ –	$ 1,373,639
CDC Financial Products	AA	164,646,822	–	1,373,639
JP Morgan Chase Bank	AAA	164,646,822	(26,122)	1,373,639
UBS AG	AA+	164,646,822	–	1,373,639
All contracts in portfolio		$ 658,587,288	$ (26,122)	$ 5,494,556

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.6% and 4.1% at December 31, 2006 and 2005, respectively. The average annualized yield of the Capital Preservation Fund was 4.5% and 4.3% for the years ended December 31, 2006 and 2005, respectively. The contract value spot yield was 4.6% and 4.1% at December 31, 2006 and 2005, respectively. The market value spot yield was 5.0% and 4.8% at December 31, 2006 and 2005, respectively. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date.

The Master Trust, through its investment managers, invests in a variety of investments. Certain investment managers retained by the Master Trust are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity is reported in the Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Master Trust include foreign currency contracts, swaps, futures and options. At December 31, 2006 and 2005, the Master Trust held less than 1% of the total market value of its investments in derivatives.

3. Investments (continued)

The net assets available to participating plans in the Master Trust are summarized below:

	December 31,	
	2006	2005
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$ 1,167,719	$ 1,465,924
Time Warner common stock	811,972	708,772
Other domestic common stocks	941,001	362,838
Foreign common stocks	100,184	19,925
Preferred stocks	1,019	2,664
Synthetic investment contracts	658,561	645,836
Mutual funds	1,164,491	855,222
U.S. government and agency securities	194,478	172,029
Bonds, notes and debentures	170,839	162,156
Cash, cash equivalents, temporary and other investments	99,672	90,187
Total investments, at fair value	5,309,936	4,485,553
Accrued investment income and other assets	52,781	12,794
Total assets	5,362,717	4,498,347
Total liabilities	188,350	116,395
Net assets available to Participating Plans	5,174,367	4,381,952
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,495	5,180
Net assets available to Participating Plans	$ 5,179,862	$ 4,387,132

16

3. Investments (continued)

During the years ended December 31, 2006 and 2005, net investment gain of the Master Trust was as follows:

	Year ended December 31,	
	2006	2005
	(In Thousands)	
Investment income, net of fees	$ 120,526	$ 60,972
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
Commingled trust funds	177,224	118,599
Time Warner common stock	162,653	(86,755)
Other domestic common stocks	106,356	10,461
Foreign common stocks	(5)	(366)
Preferred stocks	18	(133)
Mutual funds	98,442	55,338
U.S. government and agency securities	(813)	(709)
Bonds, notes, and debentures	1,396	(1,242)
Cash, cash equivalents, temporary and other investments	550	20
Total net realized and unrealized appreciation	545,821	95,213
Total net investment gain	$ 666,347	$ 156,185

4. Transaction with Parties-In-Interest

Under the terms of the Plan, TWC must contribute only cash for the TWC contributions to the Plan, and purchases of Time Warner common stock must be made on the open market.

5. Contingencies

During the Fall of 2002 and Winter of 2003, three putative class action lawsuits were filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the Time Warner Thrift Plan and/or the Time Warner Savings Plan (the "Plans"). Collectively, these lawsuits named as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also named TWE as a defendant. The lawsuits alleged that Time Warner and other defendants

17

5. Contingencies (continued)

breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints sought unspecified damages and unspecified equitable relief. The ERISA actions were consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption *In re AOL Time Warner Inc. Securities and "ERISA" Litigation* in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the Court granted in part, and denied in part, Time Warner's motion to dismiss. The Court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans.

In 2006, the parties reached an agreement to resolve this matter, and the court granted preliminary approval of the settlement in an opinion dated May 1, 2006. A final approval hearing was held on July 19, 2006, and the court granted final approval of the settlement in an opinion dated September 27, 2006. On October 25, 2006, one of the objectors to this settlement filed a notice of appeal of this decision; pursuant to a settlement agreement between the parties, in a related securities matter, that objector subsequently withdrew his notice of appeal, and the time to appeal has expired. The court has yet to rule on plaintiffs' petition for attorneys' fees and expenses.

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status and its related trust's tax exemption.

18

7. Subsequent Events

On January 1, 2007, Texas and Kansas City Cable Partners, L.P. ("TKCCP"), a joint venture between a subsidiary of TWCI and Comcast that was managed by that subsidiary, distributed its assets to its partners. In this distribution, TWC received certain cable systems located in Kansas City, south and west Texas and New Mexico (the "Kansas City Pool") and Comcast received certain cable systems located in Houston, Texas (the "Houston Pool"). Employees in the Kansas City Pool continue to be eligible to participate in the Plan pursuant to the terms of the Plan. Employees in the Houston Pool were treated as terminated employees under the terms of the Plan and their account balances were fully vested effective January 1, 2007.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2006 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500.

	December 31, 2006
Net assets available for benefits per the financial statements	$ 1,100,269,381
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	(1,119,791)
Net assets per the Form 5500	$ 1,099,149,590

	Year ended December 31, 2006
Net investment gain from Time Warner Defined Contribution Plans Master Trust per the financial statements	$ 135,294,899
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	(1,119,791)
Net investment gain from Time Warner Defined Contribution Plans Master Trust per the Form 5500	$ 134,175,108

19

Supplemental Schedule

EIN: #84-1496755
Plan: #019

TWC Savings Plan

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

Description of Investment	Current Value
Loans to participants (interest rates from 4.25% to 11.00%, maturing through February 2028)*	$ 41,707,073

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

Date: June 27 , 2007

By:

Name: Pascal Desroches

Member of the Administrative Committee

22

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	24

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787, 333-116118 and 333-132070 on Form S-8 of Time Warner Inc. pertaining to the TWC Savings Plan (the "Plan") of our report dated June 26, 2007, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Charlotte, North Carolina
June 26, 2007

END

24